                                   EXHIBIT 2





                      BOARD OF DIRECTORS, BOARD COMMITTEES
                           AND OTHER BOARD INFORMATION

BOARD OF DIRECTORS

           During the year ended December 31, 2000, our board of directors met on 28 occasions (including committee meetings and actions by unanimous written consent in lieu of a special meeting). No Ugly Duckling officer or former officer was a member of the board, except for Messrs. Garcia and Sullivan. Our board has standing audit and compensation committees. The board has no other standing committees, including a nominating or similar committee. The board also had a Special Transaction Committee in 2000 and 2001 for limited purposes. The following table shows the membership of and other information on our board's two standing committees and the Special Transaction Committee.


                                                   COMMITTEE MEMBERSHIP ROSTER                             SPECIAL TRANSACTION
                NAME OF DIRECTOR                        AUDIT COMMITTEE          COMPENSATION COMMITTEE          COMMITTEE
                ----------------                   --------------------------    ----------------------    ---------------------
NON-EMPLOYEE DIRECTORS:
    Christopher D. Jennings                                    X                         X                         X
    John N. MacDonough
    Frank P. Willey                                            X                         X                         X
    Ernest C. Garcia II
    Gregory S. Kilfoyle                                        X
EMPLOYEE DIRECTORS:
    Gregory B. Sullivan


AUDIT COMMITTEE

           No company officer or former officer was a member of the Audit Committee. The Audit Committee met five times in 2000 (including meetings and actions by unanimous written consent). We believe that the members of our Audit Committee are independent in accordance with Rule 4200(a)(14) of the National Association of Securities Dealers listing standards. See the Audit Committee Report below for a description of the responsibility of the Audit Committee. Gregory S. Kilfoyle became a member of the Audit Committee in February 2001. Mr. Kilfoyle resigned from our board of directors and the Audit Committee on October 22, 2001.

COMPENSATION COMMITTEE

           The Compensation Committee of our board met five times in 2000 (including meetings and actions by unanimous written consent). The Compensation Committee reviews our executives' salaries and administers our bonus, incentive compensation, and stock option plans, including the Long Term Incentive Plan (Incentive Plan) and the 1998 Executive Incentive Plan (Executive Plan). In addition, the committee consults with our management on compensation policies and practices. The report of the Compensation Committee for 2000 is set forth below under the caption "Compensation Committee Report on Executive Compensation." No former or present Ugly Duckling officer was a member of the Compensation Committee.

SPECIAL TRANSACTION COMMITTEE

           Our board of directors established a Special Transaction Committee in October 2000 to evaluate an offer by our Chairman and largest shareholder, Ernest C. Garcia II, to buy all outstanding shares of our common stock not beneficially owned by him, and in December 2000 to review and negotiate the proposed terms of the warrant transaction. See "Proposed to be Voted on Item No. 2 - Issuance of Warrants" in this proxy statement. The Special Transaction Committee was re-established in April 2001 to evaluate Mr. Garcia's second offer to purchase or outstanding common stock and take us private. It was re-established again in October 2001 to review and approve our program for the repurchase of up to 10 million shares of our outstanding common stock, our 11% debentures due 2007 and/or our 12% debentures due 2003. The Special Transaction Committee was composed of two members throughout 2000 and 2001, Mr. Willey and Mr. Jennings. The Special Transaction Committee met five times in 2000 and fourteen times in 2001.

DIRECTOR ATTENDANCE

           During 2000, the incumbent directors attended 90% or more of both the meetings of the board and board committees on which they served. Board and board committee meetings include regular and special meetings and actions by unanimous written consent. In addition to board and committee meetings, directors discharge their responsibilities throughout the year by personal meetings and telephone contact with our executive officers and others regarding the business and affairs of Ugly Duckling.

COMPENSATION OF OUR DIRECTORS AND THE DIRECTOR INCENTIVE PLAN

           During 2000, we paid our independent directors:

           -      an annual retainer of $7,500 per year;

           - beginning with the April 2000 meeting, $2,000 for physical attendance at meetings of the board and $1,000 for physical attendance at meetings of committees of the board, and

           - beginning with the April 2000 meeting, $1,000 for their attendance by telephone at meetings of the board and $500 for telephonic attendance at committee meetings.

           We also reimburse these directors for reasonable travel expenses for their attendance at these meetings.

           Under Ugly Ducklings' Director Incentive Plan (Director Plan), and except as described below, upon initial appointment or initial election to the board, each of our independent directors has received Ugly Duckling common stock valued at $30,000 (Director Stock). Director Stock generally vests in increments of 1/3 over a three-year period. In 2000 and 2001, each of our independent directors was also granted 5,000 options under the Long Term Incentive Plan. These options were 100% vested upon issuance.

           We do not compensate Mr. Garcia or directors who are also officers of Ugly Duckling for their service as directors and such directors are not eligible to participate in our Director Plan.

           In 2001, we increased the annual retainer to $20,000. In October 2001, Gary L. Trujillo and William N. Plamondon were added to our board. We do not intend to grant annual retainers to Messrs. Trujillo and Plamondon for 2001, nor at this time issue them any Ugly Duckling common stock or stock options.




                             PROPOSAL TO BE VOTED ON
                        ITEM NO. 2 - ISSUANCE OF WARRANTS

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ISSUANCE OF THE WARRANTS

           We have agreed, subject to certain conditions, to issue warrants to purchase up to 1,500,000 shares of our common stock to Verde Investments, Inc. (Verde), an affiliate of Ernest C. Garcia II, our Chairman and largest shareholder, as outlined below. Shareholder approval of the issuance of the warrants is required by and consistent with Nasdaq rules. We are recommending to you the approval of the warrant issuance.

BACKGROUND

           On January 11, 2001, we entered into a $35 million senior secured loan facility. The facility was a renewal of a $38 million senior loan facility entered into in May of 1999. We used approximately $11.2 million to repay the balance of the replaced senior secured loan and intend to use the remainder of the facility for working capital and to pay down existing debt. The new facility has a 25 month term, interest is payable monthly at LIBOR plus 600 basis points and is secured by the residual interests retained by us from our securitization transactions.

           As a condition to renewing this facility, the lenders required that Verde invest $7 million in us by way of a subordinated loan. The Verde loan was placed in escrow as additional collateral for the $35 million senior secured loan facility. Among other conditions, if we had at least $7 million in pre-tax income during the first six months of 2001 and Mr. Garcia (or an affiliate of his) guaranteed the payment of 33% of the senior secured loan, the $7 million in escrow would be released in July of 2001. These conditions were not satisfied. Accordingly, the loan proceeds remain in escrow. The $7 million in escrow is subject to pro rata reductions tied to reductions in the outstanding principal under the $35 million credit facility.

           The maturity date of the note evidencing the Verde loan is December 31, 2003. Interest is payable on the Verde loan quarterly in arrears at LIBOR plus 600 basis points. The Verde loan is secured by the residual interests in our securitization transactions, but in a subordinate position to the senior secured loan facility. The payment of principal and interest on the Verde loan is subordinated to all secured obligations that are not specifically subordinated by their terms to the Verde loan. It is pari passu with the $17,478,680 (now $13,838,683 as of September 30, 2001) of 12% Subordinated Debentures due 2003 issued an Indenture dated October 15, 1998, the $11,939,565 11% Subordinated Debentures due 2007 issued under the Indenture and the $13,500,000 15% Senior Subordinated Loan between us and Kayne Anderson Investment Management, Inc. dated February 12, 1998, as amended.

           As part of the consideration for the Verde loan, we released all options to purchase real estate that are currently owned by Verde and leased to us. We also granted Verde the option to purchase, at book value, any or all properties currently owned by us, or acquired by us prior to the earlier of December 31, 2003 or the date the Verde loan is repaid. The book value as of December 31, 2000 of all properties currently owned by us and subject to this option was $12,414,036. Verde agreed to lease the properties back to us, on terms similar to our current leases, if it exercises its option to purchase any of the properties. The terms of our current leases with Verde are described under "Certain Relationships and Related Transactions" below.

           Verde is an Arizona corporation. Its principal business is real estate investment and its principal executive offices are located at 2575 East Camelback Road, Suite 700, Phoenix, Arizona 85018. Mr. Garcia is the sole owner and director of Verde and is its President. Verde's other executive officers are Steven Johnson, Vice President and Secretary, Randall Andrus, Vice President/Real Estate, and Nancy Young, Treasurer.

RIGHT TO ACQUIRE WARRANTS

           As additional consideration for the Verde loan, we agreed to grant to Verde warrants to purchase up to 1,500,000 shares of our common stock. Under this agreement, the warrants would not be issued if the Verde loan was repaid by July 25, 2001 (which could not occur before our repayment of the $35 million facility without the consent of the lenders) and Mr. Garcia was not required to guarantee the senior secured facility or any such guarantee was released. As noted above, the Verde loan was not repaid by July 25, 2001. Issuance of the warrants was also conditioned on our obtaining shareholder approval, as well as obtaining any necessary approvals and making any necessary filings required under Section 13 and 16 of the Securities Exchange Act of 1934. Under the terms of our agreement with Verde, if the warrants were not issued on or before July 25, 2001, Verde could cause the Verde loan to become immediately due and payable in full, which would cross-default substantially all of our other indebtedness.

           The warrants will be exercisable at $4.50 per share, which was the market price of our common stock on the date the Verde loan was completed. Subject to the conditions described above, including receipt of shareholder approval for the issuance of the warrants, Mr. Garcia, through his beneficial ownership of Verde, will be immediately entitled to exercise warrants covering 500,000 shares of our common stock (which entitlement vested on July 25, 2001), and will be entitled to exercise warrants covering an additional 250,000 shares of our common stock every three months thereafter up to the total of 1,500,000 shares.

           The warrants may be transferred from time to time, subject to applicable securities laws, at the request of the holder of the warrants. The warrants are subject to customary adjustment provisions to protect against dilution and recapitalization. Under the terms of the warrant agreement, the warrants are exercisable until July 25, 2011, unless they are redeemed prior to such date. Unless the warrants are fully exercised, we have the option to redeem the warrants at a price of $.10 per share at any time after July 25, 2006, if the average closing price of our common stock for a period of at least 20 consecutive trading days has equaled or exceeded $12.00.

INDEPENDENT REVIEW OF THE TERMS OF THE WARRANTS

           The Special Transaction Committee reviewed, negotiated and approved the terms of the Verde loan. The terms of the Verde loan were changed through the negotiation process in a manner favorable to us, including:

           - the addition of a vesting schedule with respect to the exercisability of the warrants; and

           - conditioning the issuance of the warrants on the receipt of a fairness opinion, any necessary shareholder approval, and the making of any required governmental filings.

           The Special Transaction Committee requested and received an opinion from an investment banker that the terms of the Verde loan from a financial point of view are fair to you, our shareholders. This opinion is attached as Appendix B to this proxy statement and is more fully described below.

           Based upon the recommendation of the Special Transaction Committee, the terms of the senior secured loan and the Verde loan were reviewed and approved unanimously by our board of directors (with Mr. Garcia abstaining).

PURPOSE OF THE TRANSACTION

           The $35 million senior secured loan facility replaced a prior loan facility in the original amount of $38 million from the same lenders. The prior facility had been paid down to approximately $11 million and was to mature in May 2001. We needed the senior secured facility to continue our business strategy and build inventory for our peak season, the first quarter of the year. Without this facility, we would have had to pursue other alternatives to raise cash, including possibly the bulk sale of inventory. Although we considered other alternatives, due to the state of the debt market at the time, the absence of a committed warehouse receivables lender and our financial circumstances, we did not believe that other viable alternatives were available to us on terms as favorable as the $35 million facility within a time frame required to achieve our objectives.

           In this regard, we were in negotiations with the lenders under the senior secured facility in the fourth quarter of 2000, when GE Capital Corporation, our primary lender, announced that it was exiting the auto finance business and that it was not going to renew our warehouse receivables and inventory lines of credit at the end of June 2001. At the same time, in the fourth quarter of 2000, the leveraged loan market experienced a downturn as credit markets continued to tighten across the board. While we successfully closed our 18th securitization on December 7, 2000, as a result of these factors, we were required to include additional credit enhancements adverse to us for that securitization.

           All of these factors converged to cause the lenders under our senior secured loan to institute further requirements for the closing of the senior secured facility, including the Verde loan.

FAIRNESS OF THE TRANSACTION

Opinion of Financial Advisor

           On February 19, 2001, Roth Capital Partners, an investment banking firm ("Roth"), issued an opinion to our board that as of the date of the closing of the Verde loan, January 11, 2001, the Verde loan and the issuance of the warrants was fair from a financial point of view to us and our stockholders. Roth was engaged by us in January 2001 to evaluate the fairness of the Verde loan and warrant transaction to our unaffiliated stockholders. We did not place any limitation on Roth with respect to the investigations made or procedures followed by Roth in rendering its opinion. Roth's opinion addresses only the fairness, from a financial point of view, of the Verde loan and warrant transaction. It is not a recommendation to any stockholder as to how such stockholder should vote his stock at the annual meeting with respect to the warrant proposal. The full text of the opinion of Roth is attached as Appendix B to this proxy statement (without exhibits) and is incorporated herein by reference. You should read the opinion in its entirety before deciding how to vote. The summary of Roth's opinion in this proxy statement is qualified in its entirety by reference to the full text of the opinion. Roth has consented to inclusion of its opinion and the summary of its opinion in this proxy statement.

           In the course of its analysis, Roth analyzed the warrants using the Black Scholes methodology. There are five key factors in the Black Scholes methodology:

           -      the price of the stock;

           -      the exercise price of the option;

           - the risk-free interest rate (the annualized, continuously compounded rate on a safe asset with the same maturity as the option);

           -      the time to maturity of the option; and

           -      the volatility of the underlying stock.

           The warrants have an exercise price of $4.50 per share and an expiration of July 25, 2011. Roth used a volatility measure based on 90 and 200 day stock price averages. The risk-free interest rate was based on the term of the warrants. Using this methodology, Roth determined that the value of the warrants was between $5,034,819 and $5,720,477.

           In giving its opinion, Roth considered, among other things, that the Verde loan was a condition precedent to the $35 million facility, our financial situation at the time of the Verde loan, including our need for the $35 million senior secured facility, the deteriorating condition of the debt market at that time, the terms of the Verde loan and the warrants, the consideration for the warrants, including the $7 million loan and the requirement that Mr. Garcia guarantee 33% of the $35 million facility when the Verde loan is released to us, and our historical stock prices.

Roth considered that the delayed warrant issuance gave us time to attempt to restructure the $35 million facility and avoid issuing the warrants. However, Roth also determined that if the facility was not restructured, the warrants would not result in significant dilution.

           Roth performed various financial analyses, including an analysis of the Verde loan structure and projected payments thereon, an analysis of the rate of return projected to be earned on the transaction by Mr. Garcia, and an analysis of impacts on the capitalization of Ugly Duckling from the Verde loan and warrant transaction.

           In preparing its opinion, Roth did not assume responsibility for independent verification of any information, whether publicly available or furnished to it, concerning Ugly Duckling, including, without limitation, any financial information, forecasts or projections considered by it in connection with the rendering of its opinion. Accordingly, Roth assumed and relied upon the accuracy and completeness of all such information. Roth's opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date of its opinion.

           The summary set forth above does not purport to be a complete description of the analyses conducted by Roth. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Roth based its analyses on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions and industry-specific factors.

           Roth is a recognized investment banking firm that is regularly engaged in the valuations of business and securities in connection with acquisitions and mergers, underwritings, secondary distributions of securities, private placements and valuations for other purposes. Among other factors, we selected Roth based on such experience, its familiarity with Ugly Duckling and the industries in which we operate, the cost for the services rendered and the timeliness in which the work could be performed and the opinion delivered. Roth (then Cruttenden, Roth) acted as an underwriter for us in connection with our initial public offering and secondary offering of common stock in 1996, both of which raised in the aggregate approximately $79.4 million in cash for us. Roth also has acted as a broker for certain of our officers and directors, and as our broker for some of the purchases of our common stock under our stock buy back program. Roth has not performed any other services for us. In the ordinary course of its business, Roth and its affiliates may actively trade securities of Ugly Duckling for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

           We paid Roth a total fee of $100,000 upon delivery of its fairness opinion. In addition, we have agreed, among other things, to reimburse Roth for reasonable fees and disbursements of counsel and other reasonable out-of-pocket expenses incurred in connection with the services provided by Roth. We have also agreed to indemnify and hold harmless Roth and certain of its related parties from and against certain liabilities under the Federal securities laws, incurred in connection with the firm's engagement by us.

Other Factors in Determining Fairness

           Based on the Roth opinion and other factors described below, we believed at the time, and still believe, that the Verde loan and the issuance of the warrants was and is fair to our unaffiliated stockholders. In making this determination, we considered the factors described below:

           1. The financial and other terms of the Verde loan and the warrants.

           2. The adverse consequences to us and our stockholders of failing to acquire the $35 million senior secured facility in time to build our inventory for the first quarter of 2000.

           3. That the lenders in the $35 million facility required the Verde loan as a condition precedent to the facility.

           4. The condition of the debt markets at the time (and the lack of viable alternatives to the $35 million loan available to us).

           5. Our belief that the terms of the Verde loan, including the issuance of the warrants are more favorable to us than terms that we could have obtained from an unrelated third party providing a similar loan under the circumstances at that time, if we could have found any such party. The warrants constituted part of the consideration for Mr. Garcia's making the Verde loan and agreeing to provide a guarantee of 33% of the $35 million facility if the Verde loan is released to us.

           6. That the Verde loan is subordinate to all of our senior debt and to the $35 million facility.

           7. The fact that issuance of the warrants was made subject to compliance with applicable legal requirements.

           8. Our receipt of the opinion of Roth Capital that the transaction was fair to our unaffiliated stockholders.

           9. The fact that the warrants would not be issued until July 25, 2001 and that we had the opportunity prior to issuance of the warrants to attempt to restructure the $35 million facility. (Given our financial condition and the continuing adverse debt and equity markets, we did not expect to be able to restructure, and we did not restructure, the $35 million facility prior to July 25, 2001.)

           10. The fact that a Special Transaction Committee of our board was formed for the purpose of evaluating all matters regarding the Verde loan, including the warrant agreement. The Special Transaction Committee evaluated, and ultimately recommended, that the board approve the Verde loan and warrant transaction. The board approved the Verde loan and warrants on January 8, 2001.

           11. The fact that the warrants will be issued with an exercise price of $4.50 per share, which was the closing price of our stock on the Nasdaq National Market on the date the Verde loan was made. This price was also in excess of the prices paid by Mr. Garcia for the purchase of a total of approximately 1,840,000 shares from unaffiliated third parties since February 28, 2001. Since the closing of the Verde loan, the market price of our common stock has fallen further. As of October 1, 2001, the closing price of our common stock on the Nasdaq National Market was $2.70.

           12. The fact that our net book value per share, which was $12.64 as of December 31, 2000, is substantially higher than the trading price of our common stock and the exercise price of the warrants. We did not separately analyze liquidation value or going concern value. We also considered the historical trading prices of our common stock, which have generally been higher than the current stock price and the exercise price of the warrants. See "Market for the Registrant's Common Equity Securities and Related Stockholder Matters."

           13. The fact that the issuance of our stock upon the exercise of the warrants will result in dilution of our existing stockholders. However, we do not believe that such dilution will be significant.

           No appraisal rights are available to dissenting stockholders in connection with the warrant transaction. No provision has been made in connection with the transaction to grant unaffiliated stockholders access to our corporate files or to obtain counsel or appraisal services for unaffiliated stockholders at our expense.

           The transaction is not structured so that approval of at least a majority of unaffiliated security holders is required. Mr. Garcia has informed us that he will vote his shares in favor of the warrant transaction. In addition, each of our executive officers and directors has informed us that he will vote his shares in favor of the warrant transaction for the reasons stated herein.

           Our board did not quantify, rank, or otherwise assign relative weights to the specific factors it considered in reaching its decision. The determination was made after consideration of all of the factors as a whole. In addition, individual members of our board may have given different weights to different factors. Our board considered all of these factors in reaching the conclusions and recommendations described above. These factors generally weigh in favor of the warrant issuance, with the exception of the valuation measures described in Item 10 and the dilution described in Item 11 above, and the lack of protections described in the 2 paragraphs immediately above.

           Nevertheless, we believe that due to the factors listed above in favor of the warrant issuance and given the circumstances at the time, the Verde loan and warrants are fair to us and our unaffiliated stockholders.

STOCK OWNERSHIP AND PLANS OF MR. GARCIA

           On October 3, 2000, our chairman, Mr. Garcia, made an offer to our board of directors to purchase all of the outstanding shares of our common stock not already beneficially owned by him. Mr. Garcia's offer contemplated the merger of Ugly Duckling with and into a corporation formed by Mr. Garcia for the purpose of the proposed transaction. Under the terms of the merger proposal, the holders of our outstanding shares of common stock (other than Mr. Garcia and his affiliates) would have received $8.50 per share, comprised of $2.50 in cash and $6.00 in subordinated indebtedness of the merged company that would mature in 10 years. Gregory B. Sullivan, our Chief Executive Officer and President, had an arrangement with Mr. Garcia under which Mr. Sullivan would acquire an option to purchase a 20% interest in the merged company. On October 27th, after discussions with us, our board of directors and the Special Transaction Committee established by our board to review and consider Mr. Garcia's offer, Mr. Garcia withdrew his offer. In his subsequent filings with the Securities and Exchange Commission, Mr. Garcia expressed a continuing interest in acquiring all of our outstanding common stock.

           Between October 27, 2000 and April 11, 2001, Mr. Garcia or affiliates of Mr. Garcia purchased 2,367,100 shares of our common stock on the open market. As a result of these purchases, Mr. Garcia became our majority owner with an aggregate beneficial ownership, directly and through his affiliates, of 6,867,100 shares (approximately 56%) of our outstanding common stock. On April 11, 2001, Mr. Garcia delivered to our board of directors a modified merger proposal. The modified proposal was substantially the same as his original proposal, except that the merger consideration under his modified proposal provided for payment to holders of our common stock (other than Mr. Garcia and his affiliates) of $7.00 per share, comprised of $2.00 in cash and $5.00 in principal amount of subordinated debentures of the merged company that would mature in 10 years. The modified merger proposal also provided for Mr. Sullivan to acquire a 10% ownership interest in Mr. Garcia's Delaware merger corporation before the effective time of the merger.

           On September 24, 2001, Mr. Garcia withdrew his modified merger proposal based on the economic uncertainty created by the September 11, 2001 terrorist attacks on New York City and Washington D.C.

           Since January 1, 1999, Mr. Garcia has made the following purchases of our common stock, either directly or through the wholly-owned entities described below:

Date                 Number of Shares      Price Per Share                   Purchaser
----                 ----------------      ---------------                   ---------
03/23/99                   50,000(1)        $6.0625                Verde Investments, Inc.
05/18/99                   20,000(1)        $7.0625                Verde Investments, Inc.
11/13/00                  360,000             $5.50                Verde Investments, Inc. (4)
11/14/00                   58,000             $5.50                Verde Investments, Inc. (4)
11/15/00                   85,500            $5.375                Verde Investments, Inc. (4)
11/15/00                   18,800             $5.50                Verde Reinsurance Company, Ltd.(2)
02/28/01                  344,800             $3.38                Cygnet Capital Corporation(3)
03/05/01                1,500,000           $4.1747                Cygnet Capital Corporation
11/01/01                  360,000             $2.51                Ernest C. Garcia II
11/08/01                  215,100             $2.51                Ernest C. Garcia II


(1) These shares were subsequently tendered in the exchange offer made by us to our shareholders that closed in April of 2000. See "Certain Relationships and Related Transactions" below.

(2) Since November 1998, Mr. Garcia has served as the Managing Director of Verde Reinsurance Company, Ltd., a Nevis Island corporation and U.S. taxpayer wholly-owned by Mr. Garcia and his wife, which is engaged in property and casualty reinsurance.

(3) During the past year, Mr. Garcia has served as the sole director and President of Cygnet Capital Corporation, an Arizona corporation wholly-owned by Mr. Garcia and his wife, which is engaged in commercial lending. The principal business address of Verde, Verde Reinsurance and Cygnet is 2575 E. Camelback Road, Suite 700, Phoenix, Arizona 85018.

(4) These shares were subsequently sold to Cygnet Capital Corporation on January 8, 2001.

LEGAL MATTERS

           On March 20, 2001, a shareholder derivative complaint was filed, purportedly on behalf of Ugly Duckling, in the Court of Chancery for the State of Delaware in New Castle County, captioned Berger v. Garcia, et al., No. 18746NC. The complaint alleges that our current directors breached fiduciary duties owed to us in connection with certain transactions between Ugly Duckling and Mr. Garcia and various entities controlled by Mr. Garcia. The complaint was amended on April 17, 2001 to add a second cause of action, on behalf of all persons who own our common stock and their successors in interest. The amended complaint alleges that our current directors breached fiduciary duties in connection with the proposed acquisition by Mr. Garcia of all of our outstanding common stock not owned by him. We are named as a nominal defendant in the action. The original cause of action seeks to void all transactions deemed to have been approved in breach of fiduciary duty and recovery by us of alleged compensatory damages sustained as a result of the transactions. The second cause of action seeks to enjoin us from proceeding with the proposed acquisition by Mr. Garcia, or, in the alternative, awarding compensatory damages to the class.

           Following Mr. Garcia's offer in April 2001 to purchase all of our outstanding common stock not beneficially owned by him, five additional and separate purported shareholder class action complaints were filed between April 17 and April 25, 2001 in the Court of Chancery for the State of Delaware in New Castle County. They are captioned Turberg v. Ugly Duckling Corp., et al., No. 18828NC, Brecher v. Ugly Duckling Corp., et al., No. 18829NC, Suprina v. Ugly Duckling Corporation, et al., No. 18830NC, Benton v. Ugly Duckling Corp., et al., No. 18838NC, and Don Hankey Living Trust v. Ugly Duckling Corporation, et al., No. 18843NC. Each complaint alleges that we, and our directors, breached fiduciary duties in connection with the proposed acquisition by Mr. Garcia of all of our outstanding common stock not beneficially owned by him. The complaints seek to enjoin the proposed acquisition by Mr. Garcia and to recover compensatory damages caused by the proposed acquisition and the alleged breach of fiduciary duties. All of these cases were consolidated in June 2001. As noted above, in September 2001, Mr. Garcia withdrew his offer to purchase our outstanding common stock. While we do not yet know what position the plaintiffs will take now that Mr. Garcia's offer has been withdrawn, we intend to vigorously defend the allegations in the complaints and believe that the actions are without merit.

STOCK AND DEBT REPURCHASE PROGRAM

           In October 2001, our board of directors, acting on the unanimous recommendation of the Special Transaction Committee, authorized a new stock and debt repurchase program allowing us to repurchase up to $10 million of our outstanding common stock, 11% debentures due 2007 and 12% debentures due 2003 from time to time in one or more transactions, on the open market or otherwise. Under the terms of the new repurchase program:

           - any repurchase of shares by us and any sale of shares by any of our stockholders will be voluntary, and there is no time limit within which these repurchases must be made;

           - we may only repurchase shares of our common stock at prices that do not exceed the shares' book value or prevailing market value at the time of repurchase;

           - we may not repurchase more than $3 million of our common stock without further approval of the Special Transaction Committee and our board;

           - we may only repurchase the 11% debentures and 12% debentures at discounts from full value of 5% or more;

           - we will not undertake any repurchase of our common stock, 11% debentures or 12% debentures until we have received all required approvals from our lenders;

           - we will pay for shares, 11% debentures and 12% debentures that we repurchase out of working capital, and will only make repurchases when we believe we have adequate liquidity to carry on our operations and satisfy our debt in the ordinary course, after giving effect to the repurchases; and

- we intend to hold any shares of common stock that we repurchase in our treasury for potential re-issuance in the future. However, we may elect to retire some or all of these shares. We intend to cancel any 11% debentures and 12% debentures that we repurchase.

           The board of directors' decision to approve the repurchase program was based in part on the Special Transaction Committee's belief that the repurchase of our common stock, 11% debentures and 12% debentures in accordance with the above-described terms represents an appropriate and fair allocation of our capital. Based on the terms and conditions of the repurchase program, the Special Transaction Committee and the board of directors have concluded that the repurchase program is fair to and in the best interests of Ugly Duckling and our unaffiliated stockholders, whether as selling or non-selling stockholders.

           This conclusion was reached without obtaining any third party analysis or opinion as to the fairness of the repurchase program to our stockholders. In making this determination, the Special Transaction Committee and the board considered the factors described below:

           - All purchases by us pursuant to the repurchase program would be made at prevailing market or other negotiated prices in voluntary transactions with selling stockholders. Accordingly, selling stockholders would not only receive consideration reflecting the market value of our stock, but would also be entitled to retain their investment should they wish to do so. On October 1, 2001, the last reported sale price of our common stock was $2.70 per share;

           - From the quarter beginning January 1, 1999 until September 30, 2001, the highest bid price for our common stock was $9.625 per share and the lowest bid price was $2.250 per share. While a selling stockholder could be selling their stock at a price below the historical price over the last two years, the future market price of our stock is unpredictable and none of our stockholders has any guarantee of our future stock price;

           - Neither the Special Transaction Committee nor the board conducted any appraisals of the going concern or liquidation value of Ugly Duckling or the value its stock, nor did they obtain any third party analysis or opinion as to such matters. Therefore, we do not have any information upon which to base a discussion of the going concern or liquidation value of the common stock. While we believe that our common stock is currently undervalued and that the going concern and liquidation value would be in excess of the market price of the common stock, Ugly Duckling has no present plans to enter into any transaction that would involve a sale of the company or its assets or a liquidation. As a result, the only currently available means for unaffiliated stockholders to realize value for their stock would be to sell their stock on the open market at market prices;

           - Ernest C. Garcia II, our chairman and principal stockholder, beneficially owns, as of the record date of the annual meeting, approximately 56% of our outstanding common stock. As a result, repurchases of our common stock pursuant to the repurchase program would not result in Mr. Garcia acquiring control of Ugly Duckling or alter, in any material respect, his ability to determine the outcome of matters submitted to a stockholder vote. However, the Special Transaction Committee and board did consider the fact that Mr. Garcia has made two separate offers within the past year, each of which were withdrawn, to acquire all of the outstanding stock not beneficially owned by him, and that any repurchase by Ugly Duckling of shares of its outstanding common stock could be of assistance to Mr. Garcia if he were to make a new offer to acquire Ugly Duckling in the future; and

           - A reduction in the number of shares of common stock outstanding would also be expected to increase Ugly Duckling's earnings per share and result in higher stock prices, subject to any effects arising from the diversion of cash otherwise available for operations for use in connection with the repurchase program. However, under the repurchase program, Ugly Duckling intends to purchase shares only if cash is available to do so and not needed for operations.

           We do not presently anticipate, after making reasonable inquiry, that any of our directors or executive officers will sell shares of our common stock to us in connection with the repurchase program. There is no term or arrangement concerning the repurchase program that would treat any holder of our common stock different from other holders of our common stock. Under Delaware law, our repurchase of shares of our common stock does not need to be approved by our stockholders. Consequently, the repurchase program does not require the approval of a majority of our unaffiliated stockholders. There are no dissenters' rights of appraisal available to holders of our common stock in connection with the repurchase program. There are no provisions in the repurchase program to grant unaffiliated stockholders access to our corporate files or to obtain counsel or appraisal services at the expense of Ugly Duckling.

           To date, we have not repurchased any shares under this new repurchase program. However, beginning in the fourth quarter of 1998 through the fourth quarter of 2000, we made significant repurchases of our common stock. In the fourth quarter of 1998, we acquired approximately 2.7 million shares of our common stock in exchange for approximately $17.5 million of 12% subordinated debentures due 2003. In April of 2000, we acquired approximately 1.1 million shares of our common stock in exchange for approximately $11.9 million of 11% subordinated debentures due 2007.

           In April 1999, our board of directors authorized a stock repurchase program allowing us to repurchase up to 2.5 million shares of our common stock from time to time. Purchases may be made depending on market conditions, share price, lender approval and other factors. Since its inception, we have repurchased 1,685,425 shares under this program.

           Since January 1, 1999, excluding shares repurchased in the two exchange offers, we have purchased 2,623,425 shares of our common stock at prices ranging from $4.59 to $7.50 and at an average purchase price per quarter of:

            Quarter                                  Average Purchase Price
            -------                                  ----------------------
            1999:
                                 1st Quarter               $5.66
                                 2nd Quarter                  --
                                 3rd Quarter               $7.50
                                 4th Quarter                  --
            2000:
                                 1st Quarter                  --
                                 2nd Quarter                  --
                                 3rd Quarter               $7.21
                                 4th Quarter               $7.00
            2001:
                                 1st Quarter                  --
                                 2nd Quarter                  --
                                 3rd Quarter                  --

           As more fully discussed below, purchases by us pursuant to the newly-adopted repurchase program, coupled with the exercise by Mr. Garcia, through Verde, of the warrants to acquire 1,500,000 shares of our common stock, could be deemed to have the effect of facilitating Mr. Garcia in taking Ugly Duckling private should he propose a new transaction to accomplish that objective.

MATERIAL CONTRACTS AND PLANS OF UGLY DUCKLING

           Except as expressly described in this proxy statement, we have no plans, are not aware of any proposals and are not engaged in negotiations with respect to any of the following types of transactions:

           1. any extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

           2. any purchase, sale or transfer of a material amount of our assets or the assets of any of our subsidiaries;

           3. any material change in our present dividend policy, or indebtedness or capitalization, except in the ordinary course of financing our business;

           4.     any change in our present board of directors or management;

           5. any other material change in our corporate structure or business;

           6.     any delisting of our common stock from the Nasdaq National
                  Market;

           7. any deregistration of our common stock under the Securities Exchange Act of 1934, or

           8. the suspension of our obligation to file reports under the Securities Exchange Act of 1934.

           Except as described in this proxy statement, there have been no negotiations, transactions, or material contacts in the last two years between us and any of our executive officers or directors, controlling persons, or executive officer or directors of controlling persons, with respect to any merger, consolidation, acquisition, tender offer for, or other acquisition of, any class of our securities, election of our directors, or sale or other transfer of a material amount of our assets.

           To our knowledge, except as described in this proxy statement, there is no agreement, arrangement, or understanding, whether or not legally enforceable, between any of our executive officers or directors or their affiliates and any other person with respect to any of our securities.

           Except as described herein, there have been no firm offers made by any unaffiliated person during the last two years for any merger or consolidation of us with any other company, any sale of all or any substantial part of our assets, or any sale of our securities that would enable the holder to exercise control over us.

EFFECTS OF THE TRANSACTION

           If the warrants are issued to Mr. Garcia and exercised in full, such that Mr. Garcia acquires all of the 1,500,000 warrant shares, Mr. Garcia's beneficial ownership of our outstanding common stock would increase to 65%. However, as noted above, Mr. Garcia is already the beneficial owner of a majority of our outstanding common stock. The remaining holders of our common stock are already minority holders and cannot, as a collective group, vote more shares of common stock than Mr. Garcia beneficially owns. Even without the issuance of the warrants, Mr. Garcia is now in a position to control the election of our directors or the approval of any merger, reorganization or other business combination transaction submitted to a vote of our shareholders or other extraordinary transaction. Mr. Garcia could vote to approve such a transaction on terms which might be considered more favorable to Mr. Garcia than to unaffiliated stockholders. The terms of any such transaction could require stockholders other than Mr. Garcia to dispose of their shares of common stock for cash or other consideration even if the stockholders would prefer to continue to hold their shares of our common stock for investment. Any such transaction could also result in Ugly Duckling's common stock being delisted from the Nasdaq National Market or being held of record by fewer than 300 persons and, therefore, eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934.

           As described above, Mr. Garcia has throughout the latter half of 2000 and most of 2001 demonstrated his interest in beneficially acquiring all outstanding shares of our common stock not already beneficially owned by him and taking Ugly Duckling private. While Mr. Garcia has withdrawn his most recent acquisition proposal made in April 2001, it is possible that he may make a further offer to take us private in the future. The above-described repurchase by us of up to $10 million of our common stock, coupled with the exercise by Mr. Garcia, through Verde, of the 1,500,000 warrants issued to Verde, could be of assistance to Mr. Garcia in taking Ugly Duckling private should he propose a new transaction to accomplish that objective.

           Mr. Garcia founded Ugly Duckling and has always been a substantial shareholder of Ugly Duckling. Mr. Garcia has also been our Chairman of the Board for the last five years. The increase in Mr. Garcia's beneficial ownership will not likely have any effect on our operations or management.

           As noted above, based on the advice of Roth Capital Partners, we do not believe that the issuance of the warrants will result in significant dilution of our common stock.

           We incurred approximately $141,268.70 of expenses in connection with the Verde loan and warrant transaction, including the following: legal - $41,268.70; and fairness opinion - $100,000.

RECOMMENDATION OF THE BOARD OF DIRECTORS

           Based upon the foregoing, particularly the opinion of an investment banker that the terms of the Verde loan, including the issuance of the warrants, are fair from a financial point of view, the board of directors recommends he approval of the issuance of the warrants and that you vote "FOR" the proposal.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                              OWNERS AND MANAGEMENT

           The following table gives information as of October 1, 2001, unless another date is indicated, concerning:

           -      each beneficial owner of more than 5% of our common stock;

           - beneficial ownership by all of our directors and all of our named executive officers listed in the Summary Compensation Table on page 25 of this proxy statement (Named Executive Officers); and

           - beneficial ownership by all our directors and executive officers as a group.

           The number of shares beneficially owned by each entity, person, director or executive officer is determined under rules of the Securities and Exchange Commission, and the information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual has the sole or shared voting power or investment power and also any shares which the individual has the right to acquire as of November 30, 2001 (60 days after October 1, 2001) through the exercise of any stock option, warrant or other right. Unless otherwise indicated, each person has sole investment and voting power (or shares these powers with his spouse) with respect to the shares set forth in the following table. Other than as set forth below, we know of no other 5% owner of our common stock as of October 1, 2001.

BENEFICIAL OWNERSHIP TABLE

                                                                                                                       PERCENT
TITLE OF       NAME OF BENEFICIAL OWNER, ADDRESS AND OTHER INFORMATION(1)         AMOUNT AND NATURE OF BENEFICIAL      OF CLASS
CLASS                                                                             OWNERSHIP (#)(2)((3)(4)              (2)(3)(4)
---------      ----------------------------------------------------------         --------------------------------    -------------
Common Stock   ERNEST C. GARCIA II, Chairman of the Board and 56.68% Owner.           6,867,100     Direct(6)
                                                                                         40,000     Vested Options
                                                                                   ------------
                                                                                      6,907,100     Total
                                                                                   ============
                                                                                                                          56.68%
Common Stock   DIMENSIONAL FUND ADVISORS, INC., 5% owner based on a schedule 13G        903,900     Direct
               filing made February 2, 2001.  According to this schedule 13G,                 0     Indirect
               Dimensional has sole voting and dispositive power over 903,900                 0     Vested Options        7.35%
               shares of our common stock.  1299 Ocean Avenue, 11th Floor, Santa   ------------
               Monica, CA 90401                                                         903,300     Total
                                                                                   ============

Common Stock   GREGORY B. SULLIVAN, Director, President and Chief
                Executive Officer                                                        59,800     Direct
                                                                                              0     Indirect
                                                                                        275,000     Vested Options        2.68%
                                                                                   ------------
                                                                                        334,800     Total
                                                                                   ============

Common Stock   STEVEN T. DARAK, Senior Vice President and Chief
                Financial Officer                                                       140,000     Direct
                                                                                              0     Indirect
                                                                                         38,999     Vested Options        1.45%
                                                                                   ------------
                                                                                        178,999     Total
                                                                                   ============

Common Stock   STEVEN A. TESDAHL, Senior Vice President and Chief Information            14,565     Direct
               Officer                                                                        0     Indirect
                                                                                         40,000     Vested Options        *
                                                                                   ------------
                                                                                         54,565     Total
                                                                                   ============

Common Stock   CHRISTOPHER D. JENNINGS, (5) Director, indirect ownership
                consists of a warrant to purchase 19,833 shares of our                    6,444     Direct                *
                common stock held on behalf of Mr. Jennings by Cruttenden Roth,               0     Indirect
                an investment banking firm and previous employer of Mr.                  15,000     Vested Options        *
                Jennings.                                                          ------------
                                                                                         21,444     Total
                                                                                  =============

                                                                                                                       PERCENT
TITLE OF       NAME OF BENEFICIAL OWNER, ADDRESS AND OTHER INFORMATION(1)         AMOUNT AND NATURE OF BENEFICIAL      OF CLASS
CLASS                                                                             OWNERSHIP (#)(2)((3)(4)              (2)(3)(4)
---------      ----------------------------------------------------------         --------------------------------    -------------
Common Stock   JOHN N. MACDONOUGH, (5) Director, indirect ownership consists of           4,444     Direct
               shares of our common stock acquired by Mr. MacDonough's son.                 100     Indirect
                                                                                         15,000     Vested Options        *
                                                                                   ------------
                                                                                         19,544     Total
                                                                                   ============

Common Stock   FRANK P. WILLEY, (5) Director                                                  0     Direct
                                                                                              0     Indirect
                                                                                         15,000     Vested Options        *
                                                                                   ------------
                                                                                         15,000     Total
                                                                                   ============

Common Stock   JON D. EHLINGER, Vice President, Secretary and General Counsel             2,000     Direct
                                                                                              0     Indirect
                                                                                         10,000     Vested Options        *
                                                                                   ------------
                                                                                         12,000     Total
                                                                                   ============

               All directors and executive officers as a group (9 persons)            7,543,452                           61.45%


* Represents less than one percent of our outstanding common stock.


(1) Unless otherwise noted, the address of each of the listed beneficial owners of our common stock is 4020 East Indian School Road, Phoenix, Arizona 85018.

(2) "Vested Options" are options that the holder can exercise as of November 30, 2001. These options were issued under either the Incentive Plan or the Executive Plan and their related terms and conditions, including vesting schedules. See "Compensation of Executive Officers, Benefits and Related Matters - Long Term Incentive Plan" and " - 1998 Executive Incentive Plan."

(3) Shares of our common stock that are subject to options, warrants or other rights which are currently exercisable or exercisable within 60 days (i.e., as of November 30, 2001) are treated as outstanding for purposes of computing the percentage of the person holding the option, warrant or other right, but are not treated as outstanding for computing the percentage of any other person. Except as indicated in footnote (4) below, the amounts and percentages are based upon 12,275,489 shares of our common stock outstanding as of October 1, 2001, net of shares we hold in our treasury.

(4) Information in the table that is described as based on Schedule 13G and/or amendment filings was provided to us by the beneficial owner effective as of December 31, 2000, including the amount of securities beneficially owned, but not including the percentage of class, which has been recalculated based on the number of shares outstanding as of October 1, 2001. We make no representation as to the accuracy or completeness of the information provided in these Schedule 13Gs and/or amendments or the information in the beneficial ownership table, which is based solely on the filings.

(5) The total and direct ownership for these independent board members includes 4,444 shares of our common stock that we granted under the Director Plan. We granted and issued shares having a value of $30,000 on or about the date of grant (i.e., 4,444 shares of our common stock) to each independent board member upon his appointment or election to our board in June 1996. Under the Director Plan, these shares generally vest over a 3-year period at an annual rate of 33%, beginning on the first anniversary date after the grant date (June
           1996).

(6) In addition to these shares, Mr. Garcia purchased 360,000 shares on the open market on November 1, 2001 and 215,100 shares on the open market on November 8, 2001. These purchases have increased Mr. Garcia's beneficial ownership to 60.75% of our outstanding common stock.


                  COMPENSATION OF EXECUTIVE OFFICERS, BENEFITS
                               AND RELATED MATTERS

SUMMARY COMPENSATION TABLE

           The table below sets forth information concerning the annual and long-term compensation for services rendered in all capacities for us during the three fiscal years ended December 31, 2000 of our Named Executive Officers. "Named Executive Officers" consist of (1) each person serving as our Chief Executive Officer during 2000, (2) our 4 next most highly compensated executive officers serving as executive officers at December 31, 2000, and (3) 2 additional individuals who would have been reported under (2) above but for the fact that the individuals were not serving as executive officers for Ugly Duckling at December 31, 2000.

----------------------------------------------------------------------------------------------------------------------
                                            ANNUAL COMPENSATION               LONG-TERM COMPENSATION
                                            ---------------------------------------------------------
                                                                              AWARDS
                                                                              -----------------------
                                                                 OTHER        RESTRICTED   SECURITIES     ALL OTHER
                                                                 ANNUAL       STOCK        UNDER-         COMPENSATION
NAME AND PRINCIPAL                   YEAR   SALARY     BONUS     COMPEN-      AWARD(S)     LYING          ($)(2)
POSITION                                    ($)                  SATION       ($)          OPTIONS
                                                                 ($)                       (#)(1)
----------------------------------------------------------------------------------------------------------------------
Gregory B. Sullivan                  2000   $250,000   $74,580   $8,896 (3)       --             --       $2,124
  President and Chief                1999   $200,000   $60,000   $4,850 (3)       --        125,000         $688
   Executive Officer                 1998   $208,308       --    $1,156 (3)       --        500,000         $833
----------------------------------------------------------------------------------------------------------------------
Steven T. Darak                      2000   $197,308   $52,294   $4,141 (4)       --             --           --
  Senior Vice President, and         1999   $175,000   $49,950     $870 (4)       --         35,000           --
    Chief Financial Officer          1998   $180,961        --   $1,750 (4)       --         65,001 (5)       --
----------------------------------------------------------------------------------------------------------------------
Steven A. Tesdahl (6)                2000   $226,816   $18,536       --           --             --       $1,438
   Senior Vice President             1999   $198,941   $11,658       --           --             --         $220
    and Chief Information Officer    1998   $187,115        --       --           --         75,000 (7)   $1,000
----------------------------------------------------------------------------------------------------------------------
Jon Ehlinger                         2000   $147,462   $33,363                    --             --       $1,879
  Vice President,                    1999   $135,076   $17,081       --           --         10,000         $172
   General Counsel and Secretary     1998    $56,307        --       --           --         10,000           --
----------------------------------------------------------------------------------------------------------------------

(1) The amounts shown in this column represent stock options granted either pursuant to the Incentive Plan or the Executive Plan. For the Incentive Plan, options generally vest over a 5-year period, with 20% of the options becoming exercisable on each successive anniversary of the date of grant. For the Executive Plan, options vest over a 5-year period, with 20% becoming exercisable on each successive anniversary of the date of grant, but subject to additional vesting hurdles based on the market price of our common stock as traded on Nasdaq and /or internal financial performance targets. Regardless of the preceding vesting schedule being met for the Executive Plan options, such options also fully vest at a set date in the future (i.e., "cliff vest"). See "Compensation of Executive Officers, Benefits and Related Matters - Long Term Incentive Plan" and " --- 1998 Executive Incentive Plan" for a discussion of the Incentive Plan and Executive Plan, respectively.

(2) The amounts shown in this column include the dollar value of 401(k) plan contributions in Ugly Duckling common stock made by us for the benefit of our Named Executive Officers. The stock related portion of this amount only includes vested stock as of December 31, 2000 and the value is calculated with a share price of $3.94, the closing price of the stock as of December 31, 2000 (as reported by Nasdaq).

(3) These amounts include $8,896 for Mr. Sullivan's personal use of a company car for 2000, $4,850 for 1999 and $1,156 for a portion of 1998.

(4) These amounts include an $4,141 for Mr. Darak's personal use of an auto for 2000, $870 for car allowance in 1999 and a $1,750 car allowance during 1998.

(5) This amount includes 15,001 options that were cancelled and reissued on November 17, 1998.

(6) Mr. Tesdahl received a grant of restricted stock upon his initial hiring in September 1997. The grant was pursuant to his employment agreement with us and was made outside of the Incentive Plan and the Executive Plan. The award was for approximately 7,692 shares at $13.00 per share (based on the closing price of our stock on the grant date as reported by Nasdaq). Under Mr. Tesdahl's employment agreement, these shares vested 100% in January 1998. At December 31, 2000, Mr. Tesdahl retained 4,565 shares from the restricted stock award, valued at $31,407 (based on the December 31, 2000 closing price of our stock of $3.94 per share as reported by Nasdaq).

(7) This amount includes 50,000 options that were cancelled and reissued on November 17, 1998.


OPTION GRANTS IN LAST FISCAL YEAR

      There were no option grants for the fiscal year ended December 31, 2000 to any of our Named Executive Officers.

RECENT OPTION GRANTS IN 2001

      On February 19, 2001, our board of directors and Compensation Committee approved a grant of 5,000 options under the Long Term Incentive Plan to each independent director at an exercise price of $4.03 per share.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
VALUES

      The table below sets forth information with respect to option exercises and the number and value of options outstanding at December 31, 2000 held by our Named Executive Officers. Generally, we have not issued any other forms of stock based awards.

---------------------------------------------------------------------------------------------------------------------
                                                      NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                      UNDERLYING OPTIONS AT         IN-THE-MONEY OPTIONS AT
                                                      FISCAL YEAR END (#)(1)        FISCAL YEAR END ($)(2)
                                                      ---------------------------------------------------------------
                        SHARES
NAME                    ACQUIRED ON    VALUE          EXERCISABLE   UNEXERCISABLE   EXERCISABLE         UNEXERCISABLE
                        EXERCISE (#)   REALIZED ($)
---------------------------------------------------------------------------------------------------------------------
Ernest C. Garcia II     --             --             20,000        80,000          --                  --
Gregory B. Sullivan     --             --             336,000       430,000         $156,600.00         --
Steven T. Darak         --             --             33,998        76,003          --                  --
Jon D. Ehlinger         --             --             6,000         14,000          --                  --
Steven A. Tesdahl       --             --             30,000        45,000          --                  --

(1) For the Incentive Plan, generally options vest over a 5-year period, with 20% of the options becoming exercisable on each successive anniversary of the date of grant. Under the Executive Plan, options vest over a 5-year period, with 20% of the options becoming exercisable on each successive anniversary of the date of grant, but subject to additional vesting hurdles based on the market price of our common stock as traded on Nasdaq and/or certain internal target financial performance measures. In any event, such options fully vest on January 15, 2005 or March 2, 2006 (i.e., "cliff vesting"), depending upon their issuance date. See "Compensation of Executive Officers, Benefits and Related Matters - Long Term Incentive Plan" and " --- 1998 Executive Incentive Plan" for additional information on the Incentive Plan and Executive Plan, respectively. Also see
      " - Compensation Committee Report on Executive Compensation."

(2) In-the-money options are options for which the option exercise price (the fair market value on the date of grant) was lower than the market price of our common stock on December 31, 2000. The market price of our common stock on December 31, 2000 was $3.94 per share based on the closing price of our stock on that date as reported by Nasdaq. The values in the last two columns have not been, and may never be, received by the Named Executive Officers. Actual gains, if any, on option exercises will depend on the value of the common stock on the exercise dates. Accordingly, there can be no assurance that the values shown in the last two columns will be realized. The closing price of our common stock on October 1, 2001 was $2.70 per share.


LONG TERM INCENTIVE PLAN

      In June 1995, our stockholders approved the Long Term Incentive Plan (Incentive Plan). We believe that our Incentive Plan promotes the success and enhances the value of Ugly Duckling by linking the personal interests of participants to those of our stockholders and providing participants with an incentive for outstanding performance. Under the Incentive Plan, we may grant various types of awards to our employees, consultants and advisors, including:

      -     incentive stock options (ISOs);

      -     nonqualified stock options (NQSOs);

      -     performance shares;

      -     restricted stock; and

      -     performance-based awards.

      The Incentive Plan is administered by our board or a board committee (i.e., the Compensation Committee), whose members qualify as non-employee directors and outside directors. The Compensation Committee has the authority to administer the plan, including the power to determine:

      -     eligibility;

      -     type and number of awards to be granted; and

      - terms and conditions of any award granted, including the price and timing of awards, vesting and acceleration of such awards (other than performance-based awards).

      Thus far, we have only granted ISOs and NQSOs under this plan. Generally, these stock options have been subject to vesting over a five-year period, with 20% of the options becoming exercisable by the holder on each successive anniversary date of the grant. The options generally expire 10 years after the grant date. The total number of shares of our common stock initially available for awards under the Incentive Plan was 1,800,000. The exercise price of all options granted under the plan in the past has equaled or exceeded the fair market value of our common stock on the date of grant. The plan has a "change of control" provision that is summarized below in this proxy statement. See "Compensation of Executive Officers, Benefits and Related Matters -- Change of Control Arrangements."

      In 2000, the Compensation Committee granted, subject to certain conditions, approximately 113,000 options under the Incentive Plan.

      At October 1, 2001, we had granted options under the plan to purchase approximately 1,322,944 shares of our common stock (net of canceled and lapsed grants) to various of our employees, advisors and consultants, of which approximately 898,601 were outstanding. Also at October 1, 2001, there were approximately 527,056 of our shares that remained available for grant under the plan.

1998 EXECUTIVE INCENTIVE PLAN

      The 1998 Executive Incentive Plan (Executive Plan) was approved by our stockholders at our 1998 annual meeting. The plan became effective as of January 1998. Under the Executive Plan, Ugly Duckling may grant ISOs, NQSOs, stock appreciation rights (often referred to as SARs), performance shares, restricted stock and performance-based awards to its employees, consultants and advisors. Although the Executive Plan allows broad based awards to be granted and thus is similar to the Incentive Plan, we currently intend to utilize the Executive Plan primarily for performance-based awards to our executives and key employees as noted previously. The total number of shares of our common stock initially available for awards under the Executive Plan was 800,000. The exercise price of all options granted under the Executive Plan in the past has been equal to the fair market value of our common stock on the date of grant. The plan is administered by the Compensation Committee and has a "change of control" provision that is summarized below in this proxy statement. See " -- Change of Control Arrangements."

      At October 1, 2001, we had granted options under the plan to purchase 610,000 shares of our common stock (net of canceled and lapsed grants) to various officers of Ugly Duckling, of which 610,000 are still outstanding. There were 190,000 shares that remained available for grant under the plan as of October 1, 2001.

      Other than as summarized and noted above, the Executive Plan is similar to the Incentive Plan as described in this proxy statement.

401(k) PLANS

      Under our 401(k) plan, eligible employees may direct that we withhold a portion of their compensation, up to a legally established maximum, and contribute this amount to their accounts. We place all 401(k) plan contributions in our 401(k) plan funds. Participants may direct the investment of their account balances among mutual or investment funds available under the plan. The 401(k) plan provides a matching contribution of Ugly Duckling common stock of up to 50% for up to the first six percent of a participant's pre-tax contributions. The matching contribution vesting and percentage match are based upon years of service with one hundred percent vesting and fifty percent matching at five years. Amounts contributed to participant accounts under the 401(k) plan and any earnings or interest accrued on the participant accounts are generally not subject to federal income tax until distributed to the participant and, except in limited cases, the participant may not withdraw such amounts until death, retirement or termination of employment.

CONTRACTS WITH DIRECTORS AND EXECUTIVE OFFICERS AND SEVERANCE ARRANGEMENTS

Steven A. Tesdahl

      On August 6, 1997, we entered into an employment agreement with Mr. Tesdahl that was amended as of May 21, 1998 and March 1, 2001. Mr. Tesdahl is Senior Vice President and Chief Information Officer of Ugly Duckling. The agreement, as amended, provides for no minimum or maximum term of employment. But it does provide for the following:

      - beginning in 2001, an annual base salary of $215,000 per year, subject to annual review by our Chief Executive Officer;

      - eligibility for bonuses each year as determined by our Chief Executive Officer/President and subject to Compensation Committee approval, but beginning in 2001 in no event will the bonus be less than $20,000;

      - an initial stock option grant to acquire 100,000 shares of our common stock under the Incentive Plan, with terms and conditions consistent with the plan's general terms;

      - a grant of restricted stock valued at $100,000 on the approximate effective date of Mr. Tesdahl's employment with us, which fully vested as of January 15, 1998; and

      -     certain other benefits.

      The agreement has a "change of control" provision that provides for certain rights and benefits to Mr. Tesdahl if a change of control of Ugly Duckling occurs, and in connection with such event either:

      - he terminates his employment with us within 12 months after the change of control; or

      - we terminate his employment without cause within 90 days prior to the change of control or within 12 months after the event.

      If these events occur, Mr. Tesdahl will receive a termination fee equal to 200% of his then current salary, and at the time of the change of control, his initial option will fully vest. The agreement adopts the Incentive Plan's definition of a "change of control" and adds an additional change of control event if neither Mr. Garcia nor Mr. Sullivan is Chief Executive Officer of Ugly Duckling. See "Change of Control Arrangements."

CHANGE OF CONTROL ARRANGEMENTS

Long Term Incentive Plan

      The term "change of control" is defined in the Incentive Plan and is summarized below. Upon a change of control of Ugly Duckling, the Compensation Committee, in its discretion, will either:

      - cause all outstanding options and awards to be fully vested and exercisable and all restrictions to lapse, allowing participants the right to exercise options and awards before the change of control occurs (which event would otherwise terminate participants' options and awards); or

      - cause all outstanding options and awards to terminate, if the surviving or resulting corporation agrees to assume the options and awards on terms that substantially preserve the rights and benefits of outstanding options and awards.

      Under the Incentive Plan, a "change of control" occurs upon any of the following events:

      - a merger or consolidation of Ugly Duckling with another corporation where we are not the surviving entity or where our stock would be converted into cash, securities or other property, other than a merger in which our stockholders before the merger have the same proportionate ownership after the merger;

      - with certain exceptions, any sale, lease, or other transfer of more than 40% of our assets or our earning power;

      - our stockholders approve a plan of complete liquidation or dissolution;

      - any person (other than a current stockholder or any employee benefit plan) becoming the beneficial owner of 20% or more of our common stock; or

      - during any 2-year period, the persons who are on our board at the beginning of such period and any new person whose election or nomination was approved by two-thirds of such directors cease to constitute a majority of the persons serving on our board.

1998 Executive Incentive Plan

      The Executive Plan provides that in the event of a "change of control" of Ugly Duckling, all outstanding options and awards will be fully vested and exercisable and all restrictions will lapse unless the surviving or resulting corporation agrees to assume the options and awards on terms that substantially preserve the rights and benefits of outstanding options and awards. The Executive Plan and the Incentive Plan have the same definition for the term "change of control."

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      In the two most recent fiscal years, we have maintained business relationships and engaged in certain transactions with the affiliated companies and parties described below. Our plan is that any significant future transactions between us and our affiliated entities, executive officers, directors, or significant stockholders will receive approval of a majority of our independent directors, will be fair and generally will be on terms no less favorable to us than we could obtain from non-affiliated parties.

      On December 30, 1999, we sold our Cygnet Dealer Finance division (CDF) to an entity controlled by Mr. Garcia, for an amount equal to the book value of CDF, approximately $37.5 million. This transaction occurred after several attempts by us to sell or finance CDF, including the retention and effort of an investment banking firm to sell CDF in the first quarter of 1999. The purchase price of CDF was paid through the assumption by the buyer of approximately $8 million of outstanding debt owed by us to Verde; a $12 million, ten-year promissory note from the buyer to us that is guaranteed by Verde; and the remainder in cash. We also received warrants to acquire up to 50% of the buyer for $1, exercisable beginning two years from close through five years after the note is paid in full. The warrants would be forfeited in the event that the $12 million note is repaid in full within one year. The percentage of the buyer purchasable under the warrants would be reduced to 25% if the note were reduced to $4 million within two years and to 10% if the warrant were paid in full within two years. As part of the transaction, our board of directors requested and received a fairness opinion from an investment banking firm and the transaction was reviewed by the Special Transaction Committee of our board.

      In April of 2000, we completed an exchange offer under which we offered to our shareholders the exchange of our 11% Subordinated Debentures due in 2007 (2000 Exchange Debt) for common stock at $11 per share (our common stock was trading at or around $7.37 per share on the closing date of the exchange offer, April 13, 2000). In connection with this exchange offer, Mr. Garcia made a commitment to us to exchange a minimum number of his shares for the subordinated debt issued by us. The following entities affiliated with Mr. Garcia participated in the exchange offer and received 2000 Exchange Debt: The Garcia Family Foundation tendered 136,500 shares and owns $1,501,500 of 2000 Exchange Debt and Verde Investments, Inc. tendered 158,000 shares and owns $1,738,000 of 2000 Exchange Debt.

      In April 1999, our board of directors authorized a stock repurchase program allowing us to repurchase up to 2.5 million shares of our common stock from time to time. Under the repurchase program, we are permitted to make purchases based on market conditions, share price, lender approval and other factors. Since its inception, we have repurchased 1,685,425 shares under this program.

      Beginning in March of 1998, we sold 17 properties for a total price approximately $27.4 million to an unrelated investment company, and leased back the properties for an additional term of 20 years. We have the right to extend the leases for up to an additional 20 years. In December of 1999, Verde acquired these properties at a 10% discount (approximately $24.6 million). With respect to this transaction, an unaffiliated third party contacted Mr. Garcia regarding the sale of certain properties. Mr. Garcia informed us of the opportunity to purchase these properties. Our board decided not to purchase the properties for various reasons, including lack of available funds. Mr. Garcia then had discussions with us regarding the purchase of the properties by an entity he beneficially owned. Mr. Garcia received the approval of our board to purchase the properties, subject to the condition that Mr. Garcia give us the option to purchase such properties at the purchase price that Mr. Garcia paid. We pay monthly rents of approximately one-twelfth of 11% of the purchase price plus all occupancy costs and taxes. The agreement calls for annual increases in monthly rent in accordance with increases in the Consumer Price Index. In November 2000, Verde purchased a certain property located in Phoenix, Arizona for approximately $2.25 million, and simultaneously leased the property to us pursuant to among other terms the following: 20 year term which expires December 31, 2020; rent payable monthly with 5% annual rent adjustments; triple net lease; and four five-year options to renew. We have built and now occupy a new headquarters at this location, and intend to obtain permanent financing upon completion of construction. The total amount paid to Verde under these leases in 2000 was $3,271,089. Although we originally had the right to repurchase these properties from Verde at its cost, we relinquished this right as part of the consideration for the $7 million Verde loan to us described below.

      In January 2001, Verde made a $7 million loan to us pursuant to, among other terms, the following: loan matures on December 31, 2003; interest at LIBOR plus 600 basis points; issuance of 1,500,000 warrants subject to certain conditions and a vesting schedule; secured by a second lien position on our residual interests in our securitizations; grant of options to purchase certain of our real estate; and the release of our options to buy real estate leased to us by Verde. Details of this transaction are provided in this proxy statement under the discussion of the proposal to be voted on (Item No. 2) regarding the issuance of 1,500,000 warrants to Verde.

      In the fourth quarter of 2001, subject to our receiving Audit Committee approval, we expect to terminate our 20-year lease of a Tucson, Arizona property of which Verde is the lessor. The remaining rent payable and term under this lease are approximately $2.8 million and 16.5 years, respectively. If we proceed with the termination, we expect to pay a termination fee of approximately $350,000.

      In January 2002, we expect that Verde will exercise its right to purchase from us and lease back to us six properties having a net book value of approximately $6.8 million. This transaction was provided for under the terms of the above-described $7 million Verde loan agreement that we entered into in January 2001.

      We believe that it is important for our directors and officers to be stakeholders in Ugly Duckling. With this in mind, in September 1997, our board approved a directors' and officers' stock repurchase program (D&O Stock Purchase Program). The program provided loans of up to $1.0 million in total to our directors and senior officers to assist them in purchasing our common stock on the open market from time-to-time. The D&O Stock Purchase Program provides for unsecured loans, with interest at 10% per year, and interest and principal payments due at the end of each loan term. These loans were amended to make them due on demand by Ugly Duckling effective in 1999. During 1997, senior officers purchased 50,000 shares of common stock under the program and we advanced $500,000 for these purchases. During 1998, senior officers purchased an additional 40,000 shares of common stock under the program and we advanced approximately $400,000 for these purchases. Through October 1, 2001, there were no additional purchases of common stock under the program. In addition, there have been no principal payments or minimal interest payments made to Ugly Duckling since the program began.

      During December 2000 and January 2001, we made loans to Mr. Darak, our Senior Vice President and Chief Financial Officer. The loans were employee advances. The indebtedness is secured by Mr. Darak's Ugly Duckling Corporation common stock, with interest at 10% per year, and principal and interest due upon demand. There have been no principal or interest payments made by Mr. Darak to Ugly Duckling since the inception of these loans, or on the August 1999, September 1998 or October 1998 loans made to Mr. Darak. The table that follows provides additional information on outstanding loans to our named executive officers through October 1, 2001.

----------------------------------------------------------------------------------------------------------------------------------
NAME & TITLE OF EXECUTIVE OFFICER                 NATURE OF DEBT       DATE DEBT      PRINCIPAL BALANCE OF DEBT   NUMBER OF SHARES
                                                                       INCURRED       AT OCTOBER 1, 2001          PURCHASED
----------------------------------------------------------------------------------------------------------------------------------
Gregory B. Sullivan, CEO, President, & Director   D&O Stock Purchase   11/97 & 5/98             $198,126               20,000
                                                  Program
----------------------------------------------------------------------------------------------------------------------------------
Steven T. Darak, Sr. VP & CFO                     D&O Stock Purchase   11/97                    $100,000               10,000
                                                  Program
----------------------------------------------------------------------------------------------------------------------------------
Steven A. Tesdahl, Sr. VP & CIO of Ugly           D&O Stock Purchase   5/98                      $98,126               10,000
Duckling Car Sales                                Program
----------------------------------------------------------------------------------------------------------------------------------
TOTAL for D&O Stock Purchase Program              D&O Stock Purchase   11/97 & 5/98             $396,252               70,000
                                                  Program
----------------------------------------------------------------------------------------------------------------------------------
Steven T. Darak, Sr. VP & CFO                     Employee Advances    9/98, 10/98,             $747,940                   --
                                                                       8/99, 12/00,
                                                                       01/01
----------------------------------------------------------------------------------------------------------------------------------

      Besides the Verde loan and matters relating to the warrants, and an option to purchase 100,000 shares of our common stock granted to Mr. Garcia in March 1999 under the Executive Plan, 40,000 shares of which are currently exercisable (see "Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values"), based on the Schedule 13E-3 filed by Mr. Garcia on January 25, 2001, as amended by Amendment No. 1 to Schedule 13E-3 filed by Mr. Garcia on October 30, 2001, Mr. Garcia, or an entity beneficially owned by him, has entered into the following agreements that involve our securities.

      - Consumer Pledge and Security Agreement, dated September 27, 1999, by and between Ernest C. Garcia II, Joanne E. Garcia and Bank One, Arizona, N.A. Mr. Garcia pledged 2.2 million shares of our common stock to a bank to secure a $2 million personal line of credit.

      - Stock Pledge Agreement, dated November 28, 2000, by and between Ernest C. Garcia II, Joanne E. Garcia, Arbco Associates, L.P. and Kayne Anderson Capital Income Partners, L.P., as secured parties. In connection with a purchase of certain bonds held by Verde Investments, Inc. and Verde Reinsurance Company, Ltd., Mr. Garcia pledged 200,000 shares of our common stock to the secured parties as security for a guaranty of obligations of the sellers of the bonds to the purchasers.

      - Stock Purchase Agreement, dated January 9, 2001, by and among Harris Associates, L.P., Ernest C. Garcia II and Cygnet Capital Corporation for the purchase by Cygnet

            Capital Corporation of 1,380,000 shares of our common stock from Harris Associates, L.P.

      - Stock Purchase Agreement, dated January 9, 2001, by and among Harris Associates, L.P., Ernest C. Garcia II and Cygnet Capital Corporation for the purchase by Cygnet Capital Corporation of 120,000 shares of our common stock from Harris Associates, L.P.

      -     Stock Pledge Agreement, dated March 15, 2001, by and between Ernest
            C. Garcia II, Joanne E. Garcia, Arbco Associates, L.P. and Kayne Anderson Capital Income Partners, L.P., as secured parties. In connection with a purchase of certain bonds held by Cygnet Capital Corporation, Mr. Garcia pledged 200,000 shares of our common stock to the secured parties as security for a guaranty of obligations of the sellers of the bonds to the purchasers.

      -     Business Loan Agreement, dated October 9, 2001, by and among Ernest
            C. Garcia II, Elizabeth Joanne Garcia, Verde Investments, Inc. and Bank One Arizona, N.A. In connection with a $10 million line of credit and term loan by Bank One Arizona, N.A. to finance the purchase by Mr. Garcia of outstanding shares of our common stock, Mr. Garcia, Mrs. Garcia and Verde Investments, Inc. pledged to Bank One Arizona, N.A. all shares of our common stock owned by them.

      A copy of each of these agreements was filed as an Exhibit to Mr. Garcia's
Schedule 13E-3 on January 25, 2001, as amended by Amendment No. 1 to Schedule 13E-3 filed by Mr. Garcia on October 30, 2001.

      In addition, see the discussion beginning on page 16 of this proxy statement regarding Mr. Garcia's offers in 2000 and 2001 to take us private and his possible continuing interest in doing so. Between November of 2000 and the record date of the annual meeting, Mr. Garcia acquired indirectly through affiliated entities 2,367,100 shares of our outstanding common stock, thereby increasing his holdings to approximately 56% of our outstanding common stock. On November 1, 2001 and November 8, 2001, Mr. Garcia acquired directly on the open market 360,000 shares and 215,100 shares, respectively, of our common stock, thereby increasing his holdings further to nearly 61% of our outstanding common stock.

      There is presently no going private transaction in respect of Ugly Duckling into which any of our executive officers, directors or affiliates would tender or sell his, her or its shares of our common stock.

      From April 1998 to May 2000, Mr. Jennings, one of our directors, was a managing director of Friedman, Billings, Ramsey & Co., Inc., which makes a market in our common stock and from time to time has provided investment banking and other services to us.